Exhibit 99.2

SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on July 9, 2026. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting, to be be held on July 13, 2026, at 10:00 A.M., Beijing Time (July 12, 2026, at 10:00 P.M., Eastern Time) at 12F, No.611, Sishui Road, Huli District, Xiamen, Fujian Province, China. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting - Star Fashion Culture Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” ALL LISTED PROPOSALS. 1.By ordinary resolutions: (i) to approve the terms of the allotment of up to 5,000,000 authorised but unissued Class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) to Xingji Zhangpingting Limited (as approved at the annual general meeting of the Company held on 24 February 2026 (the “AGM”)) (the “Share Allotment”) be revised, such that the consideration (the “Consideration”) for the Share Allotment shall be determined by the board of directors of the Company (the “Board”) in reference to a stock price analysis report (the “Report”) prepared and issued by a valuation institution (the “Valuer”) as selected by the Board at a later stage during a period of up to three years from the date of the AGM; (ii) to authorize the Board to determine and finalize the Consideration in reference to the final version of the Report; (iii) to authorize and instruct the Board to identify, select and appoint an independent and suitably qualified valuation institution as the Valuer for the purposes of determining the Consideration and preparing and issuing the Report; (iv) to authorize and direct any director of the Company (each a “Director”) and/or officer of the Company (each an “Authorized Person”) to negotiate with the Valuer, and, in connection therewith, to execute and deliver a service agreement (the “Agreement”) between the Company and the Valuer on behalf of the Company; (v) to authorize any Authorized Person to do all other such acts and things, execute any documents, agreements, instruments or otherwise, as they consider necessary or desirable for the purposes of effecting the Agreement; and (vi) to otherwise confirm and ratify the rest of the ordinary resolutions passed at the AGM in connection with the Share Allotment (save for the above that are amended by these resolutions) in all respects. FOR AGAINST ABSTAIN 2. By ordinary resolutions: (i) to approve the offer and sale (the “Offering”) of an aggregate of up to 10,000,000 authorized but unissued Class A ordinary shares of US$0.0004 par value each of the Company (the “Offering Shares”) through one or more placement agents, with the final price to be determined at Pricing. (ii) to approve in connection with the Offering, the submission and filing of a registration statement (the “Registration Statement”) on Form F-1, including all amendments or supplements thereto (the “Form F-1”) with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended as part of the Offering; (iii) to authorize any Authorized Person to (i) execute the Registration Statement on behalf of the Company or, where necessary or appropriate, the Company’s common seal be affixed in the presence of such Authorized Person (with such amendment to the Registration Statement in any manner as any Authorized Person considers necessary or desirable, such approval of an amendment (if any) to be conclusively evidenced by due execution and delivery of the Registration Statement by or on behalf of the Company) and (ii) take all such steps, execute all such documents and provide all such information as may be reasonable and necessary in connection with the Offering; (iv) to authorize and approve the offering and allotments of the Offering Shares in accordance with the terms and conditions to be set out in the Registration Statement and the final offering price per Offering Share to be determined by subsequent action of the Board or a committee of the Board to be appointed for that purpose, and that, upon closing of the Offering, (a) the issuance and allotment of the Offering Shares in connection with the Offering on the terms and conditions of the Registration Statement, fully paid to the prospective investors, be and is hereby approved and the names of such prospective investors be entered into the listed register of members of the Company established by the Company as the holders of the relevant number of Offering Shares so allotted and issued; and (b) if required, any Director be and each of them hereby is authorized to issue the share certificate(s) for such allotments of the Offering Shares; (v) to authorize the Board to identify, select and appoint one or more placement agents in connection with the Offering, and to negotiate, determine, approve and finalize the terms and conditions of the Offering, including, without limitation, the final offering price per Offering Share, the placement arrangements, the compensation and fees payable to such placement agent or agents, and all other terms and conditions of any placement agreement, engagement letter, subscription agreement and any other documents or arrangements relating to the Offering, as the Board may in its sole discretion consider necessary, desirable or appropriate; (vi) to authorize any Authorized Person to approve, on behalf of the Company, the terms of any documents (the “Ancillary Documents”) that such Authorized Person consider necessary or desirable in connection with the transactions contemplated by the Registration Statement (including, without limitation, any director’s certificate and/or officer certificate required to be given by any Authorized Person for and on behalf of the Company in connection with the Offering), such approval to be evidenced by the execution and delivery, or by his witnessing of the affixing of the Company’s common seal (if necessary or appropriate), as the case may be, on the Ancillary Documents in accordance with paragraph (iii); (vii) to authorize each Ancillary Document be executed by or on behalf of the Company in any of the ways specified in paragraph (iii); and (viii) to authorize any Authorized Person to do all other such acts and things as such Authorized Person (or his alternate) considers necessary or desirable for the purposes of the transactions contemplated by the Registration Statement and in connection with the Offering. 3. By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One and/or the Proposal Two. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT9999 90.00

Star Fashion Culture Holdings Limited Extraordinary General Meeting of Shareholders TO BE HELD ON July 13, 2026, at 10:00 A.M., Beijing Time (July 12, 2026, at 10:00 P.M., Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, (Name) of (Address) being the registered holder(s) of Star Fashion Culture Holdings Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.